Exhibit 99.5

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Central GoldTrust (the “Issuer”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, J.C. Stefan Spicer, the President of the Issuer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

                (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                (2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

February 17, 2010	/s/ J.C. Stefan Spicer
J.C. Stefan Spicer
President

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Central GoldTrust (the “Issuer”) on Form 40-F for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William Trench, the Chief Financial Officer, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

                (1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

                (2)           The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

February 17, 2010	/s/ William Trench
William Trench
Chief Financial Officer